UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 14, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

2007 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under IFRS for the year ended 31 December 2007 with comparative figures for the corresponding year of 2006 as follows:

FINANCIAL STATEMENTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Consolidated income statement
For the year ended 31 December 2007

		2007	2006
	Note	RMB’000	RMB’000

Revenues	3	42,521,226	37,634,132
Other operating income, net	5	604,713	424,265

Operating expenses

Aircraft fuel		(15,117,147)	(13,608,793)
Take-off and landing charges		(5,174,183)	(4,989,382)
Depreciation and amortization		(4,811,916)	(4,597,178)
Wages, salaries and benefits		(4,327,397)	(3,538,082)
Aircraft maintenance		(2,392,039)	(2,647,340)
Food and beverages		(1,235,578)	(1,188,016)
Aircraft operating lease rentals		(2,850,873)	(2,954,751)
Other operating lease rentals		(292,844)	(276,715)
Selling and marketing expenses		(1,805,342)	(1,734,987)
Civil aviation infrastructure levies		(781,613)	(696,428)
Ground services and other charges		(224,466)	(162,104)
Office, administrative and other expenses		(3,943,083)	(3,620,718)
Deficits on revaluation/impairment loss		(130,921)	(1,035,343)
Total operating expenses		(43,087,402)	(41,049,837)

		2007	2006
	Note	RMB’000	RMB’000

Operating profit/(loss)		38,537	(2,991,440)
Finance income	6	2,119,881	1,008,563
Finance costs	7	(1,978,550)	(1,765,981)
Share of results of associates		58,312	103,566
Share of results of jointly controlled entities		30,086	29,595

Profit/(loss) before income tax		268,266	(3,615,697)
Income tax	8	(23,763)	162,932

Profit/(loss) for the year		244,503	(3,452,765)

Attributable to:
Equity holders of the Company		268,896	(3,313,425)
Minority interests		(24,393)	(139,340)

		244,503	(3,452,765)

Profit/(loss) per share for profit/(loss) attributable to the equity holders of the Company during the year
- basic and diluted	10	RMB0.06	RMB(0.68)

Consolidated balance sheet
As at 31 December 2007

		2007	2006
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		1,244,706	1,337,554
Property, plant and equipment		47,548,204	40,050,466
Lease prepayments		967,497	1,054,362
Advanced payments on acquisition of aircraft		6,695,573	7,668,708
Investments in associates		601,119	623,390
Investments in jointly controlled entities		336,966	115,540
Available-for-sale financial assets		53,236	47,554
Other long-term assets		660,751	1,099,265
Deferred tax assets		113,211	82,146
Derivative assets		6,077	73,269
		58,227,340	52,152,254
Current assets
Flight equipment spare parts		1,124,936	1,198,642
Trade receivables and notes receivable	11	2,096,007	1,719,782
Amounts due from related companies		65,455	352,719
Prepayments, deposits and other receivables		2,555,649	2,759,065
Cash and cash equivalents		1,655,244	1,987,486
Derivative assets		89,470	113,532
Non-current assets held for sale		2,262,058	882,426
		9,848,819	9,013,652
Current liabilities
Sales in advance of carriage		1,211,209	891,659
Trade payables and notes payable	12	3,137,880	5,026,764
Amounts due to related companies		671,593	348,477
Other payables and accrued expenses		9,624,491	7,873,603
Current portion of obligations under
finance leases		2,545,223	2,803,956
Current portion of borrowings		18,494,521	16,016,327
Income tax payable		90,867	80,483
Current portion of provision for
aircraft overhaul expenses		-	20,900
Derivative liabilities		20,238	124,722
Liabilities directly associated with
non-current assets held for sale		127,239	442,935
		35,923,261	33,629,826

Net current liabilities		(26,074,442)	(24,616,174)

Total assets less current liabilities		32,152,898	27,536,080

	2007	2006
Note	RMB’000	RMB’000

Non-current liabilities

Obligations under finance leases	13,906,987	9,048,642
Borrowings	11,369,307	12,091,413
Provision for aircraft overhaul expenses	956,910	489,721
Other long-term liabilities	864,336	614,655
Deferred tax liabilities	50,369	68,459
Post-retirement benefit obligations	1,370,702	1,292,960
Long term portion of staff housing allowance	-	439,491
Derivative liabilities	21,558	14,096
	28,540,169	24,059,437

Net assets	3,612,729	3,476,643

Equity
Capital and reserves attributable to
the equity holders of the Company

Share capital	4,866,950	4,866,950
Reserves	(1,839,187)	(2,052,053)
	3,027,763	2,814,897
Minority interests	584,966	661,746

Total equity	3,612,729	3,476,643

Notes:

1.	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The Group’s accumulated losses were approximately RMB2,820 million as at 31 December 2007 and its current liabilities exceeded its current assets by approximately RMB26,074 million. Based on the Group’s history of obtaining finance, its relationships with its bankers, banking facilities available and net operating cash inflow, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that these consolidated financial statements should be prepared on a going concern basis and they do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

In 2007, the Group adopted IFRS 7, ‘Financial Instruments: Disclosures’ and the complementary amendment to IAS 1, ‘Presentation of financial statements - Capital disclosures’. These amendments and interpretations did not result in any significant changes to the Group’s accounting policies.

2.	Revised accounting estimates and change of accounting policy

(a)	Treatments on aircraft and engine overhaul costs

During the year ended 31 December 2007, the Group reviewed the way it accounts for certain aircraft maintenance activities and decided to change its accounting policy with respect to the cost of major overhauls of airframes and engines held under operating leases. The review of the Group’s accounting policy was, in part, initiated in response to recent changes in generally accepted accounting practice in the United States which have eliminated the use of the accrual method for overhauls.

Previously, the Group accrued for the cost of periodic major overhauls of airframes over the period between overhauls based on flying hours but only accrued for certain return condition checks for engines based on the specific terms of operating lease agreements. The Group has now adopted a new policy under which the periodic cost of major overhauls of both airframes and engines is expensed as incurred and accrual is made for the estimated cost of return condition checks (for both airframes and engines) on a straight line basis over the term of the relevant lease. The Group determined that its new policy for accounting of overhauls for aircraft under operating leases is more relevant and appropriate in the context of the significant growth in the size of the Group’s fleet. The new policy is consistent with similar policies adopted by many other large international airlines with mature fleets. The impact of the change in accounting policy for airframes is immaterial to the amounts reported in prior years. If the adjustments had been applied retrospectively, the impact would have been to decrease aircraft maintenance expense and loss for the year ended 31 December 2006 by RMB78 million (2005: increase aircraft maintenance expense and loss for the year by RMB26 million).

As part of the Group’s review of its accounting for overhaul costs, inconsistencies were identified in (1) the way that the Group’s previous policies had been applied to certain individual engines based on interpretation of their lease contracts; and (2) the accounting for maintenance costs under certain “Power by hour” contracts where maintenance contractors receive agreed payments based on the number of operating hours for the engine. The net effect of the necessary adjustments, if they had been applied retrospectively, would have been to increase aircraft maintenance expense and loss for the year ended 31 December 2006 by RMB33 million (2005: decrease aircraft maintenance expense and loss for the year by RMB35 million). The impact of these corrections is immaterial to the amounts reported in prior years.

The aggregate impact of the application of the change in accounting policy and the correction of the inconsistencies referred to above is immaterial to both the 2007 and prior year financial statements and all changes have been recognised in the current year. The cumulative impact of the new policy and the corrections was an increase of RMB31 million in net assets and profit as of and for the year ended 31 December 2007.

(b)	Change in useful life of flight equipment

The Group has changed the estimated useful life of flight equipment in 2007. Previously, flight equipment was depreciated over 20 years plus an annual provision of 7% for scrapped items. The economic useful life of flight equipment has been reviewed and is now depreciated over 10 years with no annual provision for scrapped items with effect from 1 January 2007. Management considers the new policy more accurately reflects past experience and is consistent with industry practice. The change in estimate has resulted in a decreased depreciation charge of RMB44 million for the year ended 31 December 2007.

(c)	Change in the depreciation method for components related to engine overhaul

The Group has changed the depreciation method applied to components related to engine overhaul costs. Previously, components related to engine overhaul costs were depreciated on a straight-line basis over 2 to 8 years. The economic useful life of components related to engine overhaul costs has been reviewed and is now depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Management considers the new treatment better reflects the pattern in which the component’s future economic benefits are expected to be consumed by the entity. The change in estimate has resulted in a decreased depreciation charge of RMB109 million for the year ended 31 December 2007.

3.	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2007	2006
	RMB’000	RMB’000

Revenues
Traffic revenues
- Passenger	36,064,642	31,121,718
- Cargo and mail	5,633,117	5,776,671
Ground service income	1,001,809	893,960
Cargo handling income	364,638	289,530
Commission income	156,713	125,576
Others	393,166	403,469

	43,614,085	38,610,924
Less: Business tax (Note)	(1,092,859)	(976,792)

	42,521,226	37,634,132

Note:

Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (“PRC”) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

4.	Segment information

(a)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary report format.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the year ended 31 December 2007 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	37,537,460	3,113,488	-	40,650,948
Other revenues	1,208,760	900,529	208,456	2,317,745

Total segment revenue	38,746,220	4,014,017	208,456	42,968,693
Inter-segment revenue	(348,643)	-	(98,824)	(447,467)

Revenues	38,397,577	4,014,017	109,632	42,521,226

Operating (loss)/profit
- segment results	(182,147)	181,823	38,861	38,537
Finance income	2,034,611	84,481	789	2,119,881
Finance costs	(1,799,454)	(164,685)	(14,411)	(1,978,550)
Share of results of associates	-	-	58,312	58,312
Share of results of
jointly controlled entities	-	-	30,086	30,086

Profit before income tax	53,010	101,619	113,637	268,266
Income tax	38,835	(58,123)	(4,475)	(23,763)

Profit for the year	91,845	43,496	109,162	244,503

The segment results for the year ended 31 December 2006 are as follows:

		Cargo and
	Passenger	logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,489,978	2,842,836	-	36,332,814
Other revenues	1,211,553	709,069	140,525	2,061,147

Total segment revenue	34,701,531	3,551,905	140,525	38,393,961
Inter-segment revenue	(689,331)	-	(70,498)	(759,829)

Revenues	34,012,200	3,551,905	70,027	37,634,132

Operating (loss)/profit
- segment results	(2,770,861)	(242,526)	21,947	(2,991,440)
Finance income	989,473	17,639	1,451	1,008,563
Finance costs	(1,653,939)	(104,418)	(7,624)	(1,765,981)
Share of results of associates	-	-	103,566	103,566
Share of results of
jointly controlled entities	-	-	29,595	29,595

(Loss)/profit before income tax	(3,435,327)	(329,305)	148,935	(3,615,697)
Income tax	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,237,239)	(359,567)	144,041	(3,452,765)

(b)	Secondary reporting format by geographical segment

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analyzed as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	24,125,288	20,948,698
Hong Kong	2,694,857	3,244,846
Japan	3,642,220	3,582,962
Other countries	12,058,861	9,857,626

Total	42,521,226	37,634,132

5.	Other operating income, net

	Group
	2007	2006
	RMB’000	RMB’000

Government subsidies (Note)	487,561	462,370
Net fair value (losses)/gains on financial instruments
- forward foreign exchange contracts	20,577	26,744
- fuel hedging income/(losses)	96,575	(64,849)

	604,713	424,265

Note:

The government subsidies represent (i) subsidies granted by the Central Government and local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6.	Finance income

	Group
	2007	2006
	RMB’000	RMB’000

Exchange gains, net (Note)	2,023,032	888,402
Interest income	96,849	120,161

Finance income	2,119,881	1,008,563

Note:

The exchange gain for the year ended 31 December 2007 primarily relates to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

7.	Finance costs

	Group
	2007	2006
	RMB’000	RMB’000

Interest relating to obligations under finance leases	(731,885)	(543,953)
Interest on loans from banks and financial institutions	(1,629,090)	(1,580,536)
Interest relating to notes payable	(72,779)	(91,280)
Amortisation of the discount on zero coupon debentures	-	(25,456)
Interest relating to long-term payables	(3,406)	(4,961)
Fair value gains on financial instruments
- transfer from equity in respect of interest rate swaps
qualified as cash flow hedges	59,111	55,889

	(2,378,049)	(2,190,297)
Less: Amounts capitalised into advanced payments
on acquisition of aircraft	399,499	424,316

	(1,978,550)	(1,765,981)

8.	Income tax

Income tax charged/(credited) to the consolidated income statement is as follows:

	Group
	2007	2006
	RMB’000	RMB’000

Provision for PRC income tax	72,918	48,072
Deferred taxation	(49,155)	(211,004)

	23,763	(162,932)

For 2007, the Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal Tax Bureau.

Certain subsidiaries of the Group located in Pudong, Shanghai are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax of the People’s Republic of China (the “new CIT Law”). The PRC enterprise income tax rate for the Company and all its subsidiaries, except those registered in Hong Kong, will change to a standard tax rate of 25%. However, the tax bureau of Pudong district, in which the Company and certain of its subsidiaries are registered, has not yet announced the detailed transitional provisions from the old rate to the new CIT rate. For the purposes of deferred tax calculation, the Company and its subsidiaries registered in Pudong apply 25% tax rate effective from 1 January 2008. The net deferred tax position is nearly neutral for the Company and its subsidiaries registered in Pudong as of 31 December 2007. Therefore, management considers that the change in tax rate does not have material impact on the Group’s deferred tax position.

9.	Dividends

No interim dividend was paid during both 2007 and 2006.

The Board has not recommended any dividend in respect of the year ended 31 December 2007. No final dividend was paid in respect of the year ended 31 December 2006.

10.	Profit/loss per share

The calculation of basic profit per share is based on the profit attributable to equity holders of the Company of RMB268,896,000 (2006: loss of RMB3,313,425,000) and the weighted average number of shares of 4,866,950,000 (2006: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

11.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables is as follows:

	2007	2006
	RMB’000	RMB’000

Within 90 days	1,761,799	1,506,219
91 to 180 days	104,991	118,323
181 to 365 days	187,355	88,342
Over 365 days	101,769	97,303

	2,155,914	1,810,187
Less: provision for impairment of receivables	(59,907)	(90,405)

Trade receivables	2,096,007	1,719,782

12.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	2007	2006
	RMB’000	RMB’000

Within 90 days	1,465,079	2,707,474
91 to 180 days	1,126,091	2,030,629
181 to 365 days	449,391	243,296
Over 365 days	97,319	45,365

	3,137,880	5,026,764

13.	Post balance sheet event

On 29 August 2007, the Company convened a board meeting in which the Directors approved a plan to set up a regional carrier with China Aviation Industry Corporation I (AVIC I). On 24 January 2008, the Company entered into an agreement with AVIC I agreeing that the regional carrier would have a registered capital of RMB1 billion in which the Company holds a 40% interest. The new carrier, Xingfu Airlines, was established on 28 March 2008.

14.	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

B. PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

Condensed consolidated income statement
For the year ended 31 December 2007

		2007	2006
		RMB’000	RMB’000

Revenue		43,528,561	38,210,193
Less:	Cost of operation	(37,654,536)	(35,115,042)
	Taxes and levies	(1,092,859)	(932,748)
	Selling and distribution expenses	(2,766,379)	(2,554,296)
	General and administrative expenses	(2,075,732)	(1,942,193)
	Finance income/(expenses), net	106,125	(761,678)
	Impairment loss	(224,714)	(834,194)
Add:	Fair value gain/(loss)	83,965	(42,344)
	Investment income	155,180	67,911

Operating profit/(loss)		59,611	(3,904,391)
Add:	Non-operating income	676,610	719,191
Less:	Non-operating expenses	(28,878)	(76,941)

Total profit/(loss)		707,343	(3,262,141)
Less:	income tax	(96,512)	140,208

Net profit/(loss)		610,831	(3,121,933)

Attributable to:
- Equity holders of the Company		586,464	(2,991,571)

- Minority interests		24,367	(130,362)
		610,831	(3,121,933)

Condensed consolidated balance sheet
As at 31 December 2007

	2007	2006
	RMB’000	RMB’000

Assets
Total current assets	7,565,738	8,552,782
Long-term investment	990,758	779,929
Fixed assets and construction in progress	55,212,262	47,306,359
Intangible assets & other non-current assets	2,632,261	2,868,267
Deferred tax assets	740,695	382,523

Total assets	67,141,714	59,889,860

Liabilities & shareholder’s equity
Current liabilities	35,876,458	33,908,135
Non-current liabilities	27,008,295	22,601,066
Deferred tax liabilities	688,954	307,188

Total liabilities	63,573,707	56,816,389

Minority interests	705,142	741,040
Equity attributable to equity holders	2,862,865	2,332,431

Total liabilities & shareholder’s equity	67,141,714	59,889,860

C.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND PRC ACCOUNTING REGULATIONS (UNAUDITED)

The Group’s accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have a significant effect on the consolidated (loss)/profit attributable to equity holders and consolidated net assets of the Group are summarised as follows:

	2007	2006
	RMB’000	RMB’000

Consolidated profit/(loss) attributable to
equity holders of the Company
As stated in accordance with
PRC Accounting Regulations	586,464	(2,991,571)
Impact of IFRS:
Difference in depreciation charges for
flight equipment due to different depreciation
lives used previously	(170,082)	239,466
Difference in depreciation charges for
aircraft due to different depreciation lives
and revaluation	(167,151)	(524,118)
Provision for post-retirement benefits	(81,445)	(84,982)
Reversal of revaluation surplus relating to land use right	12,426	16,740
Others	(32,825)	(662)
Deferred tax adjustments	72,749	22,722
Minority interests	48,760	8,980

As stated in accordance with IFRS	268,896	(3,313,425)

Consolidated net assets
As stated in accordance with
PRC Accounting Regulations	2,862,865	2,332,431
Impact of IFRS:
Difference in depreciation charges for flight equipment
due to different depreciation lives used previously	263,764	433,846
Difference in depreciation charges for aircraft due to
different depreciation lives and revaluation	810,347	977,498
Provision for post-retirement benefits	(1,405,127)	(1,323,682)
Goodwill and negative goodwill	688,311	688,311
Reversal of revaluation surplus relating to land use right	(309,212)	(321,638)
Others	(14,462)	18,363
Deferred tax adjustments	11,101	(61,648)
Minority interests	120,176	71,416

As stated in accordance with IFRS	3,027,763	2,814,897

SUMMARY OF SELECTED OPERATING DATA

	For the	For the
	year ended	year ended
	31 December	31 December
	2007	2006	Change

Capacity
ATK (available tonne-kilometres) (millions)	12,085.88	11,065.57	9.22%
- Domestic routes	5,383.41	4,901.45	9.83%
- International routes	5,971.74	5,313.14	12.40%
- Hong Kong routes	730.73	850.98	-14.13%

ASK (available seat-kilometres) (millions)	77,717.23	70,468.28	10.29%
- Domestic routes	46,166.30	42,687.36	8.15%
- International routes	26,476.13	22,226.69	19.12%
- Hong Kong routes	5,074.80	5,554.22	-8.63%

AFTK (available freight tonne-kilometres) (millions)	5,091.33	4,723.43	7.79%
- Domestic routes	1,228.42	1,059.58	15.93%
- International routes	3,588.91	3,312.74	8.34%
- Hong Kong routes	274.00	351.10	-21.96%

Hours flown (thousands)	756.00	678.28	11.46%

Traffic
RTK (revenue tonne-kilometres) (millions)	7,713.92	6,930.97	11.30%
- Domestic routes	3,777.51	3,369.67	12.10%
- International routes	3,524.95	3,106.23	13.48%
- Hong Kong routes	411.46	455.07	-9.58%

RPK (revenue passenger-kilometres) (millions)	57,182.56	50,271.88	13.75%
- Domestic routes	35,491.96	31,272.41	13.49%
- International routes	18,385.95	15,478.45	18.78%
- Hong Kong routes	3,304.65	3,521.02	-6.15%

RFTK (revenue freight tonne-kilometres) (millions)	2,614.07	2,444.01	6.96%
- Domestic routes	608.66	574.70	5.91%
- International routes	1,887.85	1,728.01	9.25%
- Hong Kong routes	117.56	141.30	-16.80%

Number of passengers carried (thousands)	39,161.36	35,039.74	11.76%
- Domestic routes	31,158.09	27,744.49	12.30%
- International routes	5,671.61	4,807.75	17.97%
- Hong Kong routes	2,331.66	2,487.51	-6.27%

Weight of freight carried (kg) (millions)	940.12	893.22	5.25%
- Domestic routes	464.42	438.55	5.90%
- International routes	395.89	358.98	10.28%
- Hong Kong routes	79.82	95.70	-16.59%

	For the	For the
	year ended	year ended
	31 December	31 December
	2007	2006	Change

Load factors
Overall load factor (%)	63.83	62.64	1.19
- Domestic routes	70.17	68.75	1.42
- International routes	59.03	58.46	0.57
- Hong Kong routes	56.31	53.48	2.83

Passenger load factor (%)	73.58	71.34	2.24
- Domestic routes	76.88	73.26	3.62
- International routes	69.44	69.64	-0.20
- Hong Kong routes	65.12	63.39	1.73

Freight load factor (%)	51.34	51.74	-0.4
- Domestic routes	49.55	54.24	-4.69
- International routes	52.60	52.16	0.44
- Hong Kong routes	42.91	40.24	2.67
Break-even load factor (%)	67.74	71.15	-3.41

Yields and costs
Revenue tonne-kilometers yield (RMB)	5.27	4.87	8.21%
- Domestic routes	5.91	5.77	2.43%
- International routes	4.44	3.16	40.51%
- Hong Kong routes	6.49	9.95	-34.77%

Passenger-kilometers yield (RMB)	0.61	0.61	-
- Domestic routes	0.61	0.61	-
- International routes	0.61	0.58	5.17%
- Hong Kong routes	0.65	0.68	-4.41%

Freight tonne-kilometers yield (RMB)	2.10	2.30	-8.70%
- Domestic routes	0.98	0.88	11.36%
- International routes	2.31	2.54	-9.06%
- Hong Kong routes	4.49	5.12	-12.30%
Available tonne-kilometers unit cost (RMB)	3.57	3.70	-3.51%

REPORT OF THE BOARD OF DIRECTORS

Review of operations

In 2007, the Group operated a total of 467 routes, of which 351 were domestic routes, 18 were Hong Kong routes, and 98 were international routes (including 14 international cargo routes). The Group operated approximately 6,275 scheduled flights per week, serving a total of 138 domestic and foreign cities. In 2007, the Group added a total of 20 aircraft to its fleet, including the purchase of three EMB145 aircraft and the finance lease of two A319 aircraft, two A320 aircraft, four A321 aircraft, one A330-200 aircraft, five A330-300 aircraft, two B737-700 aircraft and one B747F freighter. As at 31 December 2007, the Group operated a fleet of 223 aircraft, including 197 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

In 2007, the world economy continued its growth momentum in the first half year, but suffered a setback due to the impact of the US subprime mortgage crisis in the second half. As the exchange rate of the US dollar against the Renminbi was persistently weak and the Group had a substantial amount of liabilities denominated in US dollars, the results of the Group continued to benefit from a strong Renminbi. However, the price of international crude oil and aviation fuel soared to a new high, which brought about a significant increase in costs for the international air transportation industry. As a result, the results of the Group have been significantly affected.

The PRC’s economy maintained a rapid pace of growth, resulting in continued rapid growth in demand. However, the transport capacity in the whole industry increased rapidly with more new competitors entering the market, resulting in increasingly intense competition in the air transportation market in the PRC.

In 2007, according to statistics on number of flights take-off and landing, the Group’s flights accounted for 36.97% and 29.36% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilisation rate reached 9.8 hours, representing an increase of 0.4 hours compared to the same period in 2006.

In terms of passenger traffic, in 2007 the Group introduced the routes including “Shanghai-Maldives-Johannesburg, Hongqiao-Haneda, Beijing-Dalian-Okayama, Shanghai-Seoul-Bangkok, Hongqiao-Gimpo”, thus further improving- the Group’s international route network. During the year, the transit business continued to develop and the number of passengers using the transit service exceeded 800,000 persons. The  (“Eastern Miles”) frequent flyers programme expanded further, and the number of members of the frequent flyers programme has now exceeded 3,820,000. The Group has accelerated the development of e-business to speed up the process of issuing electronic passenger tickets. The Company now operates international electronic ticketing in 36 cities around the world and the operation of the 95808 call centre has commenced in 20 cities throughout China.

In terms of freight transport, the Group enhanced the one-stop freight transport management system and further improved its freight management standards and its freight logistics network by using a new freight information system.

In terms of services, the Group launched a series of promotional activities in 2007, namely “Experience the Air Culture of China Eastern Airlines”, which enhanced our service brand and strengthened our corporate image. According to the statistics of the Civil Aviation Administration of China, the on-time rate achieved by the Group has been the highest among industry players in the PRC, and the Group was awarded the (“Excellence Award for Customers’ Satisfaction”) for winning the “customer satisfaction award” from the Civil Aviation Administration of China’s  (“Passengers’ Rating of Civil Aviation Award” ) activity for three consecutive years.

Compared to the same period in 2006, the Group’s total traffic volume increased by 11.30% to 7,714 million tonne-kilometers in 2007. Traffic revenues increased by RMB4,586 million to RMB40,651 million, representing a 12.70% increase compared to the same period in 2006.

The Group’s passenger revenues amounted to RMB35,165 million in 2007, an increase of 15.52% over the same period in 2006, and accounting for 86.5% of the Group’s total traffic revenues in 2007. The volume of passenger traffic was 57,183 million passenger-kilometers, a 13.75% increase compared to the same period in 2006.

The Group’s domestic passenger traffic volume (excluding passenger traffic volume on Hong Kong routes) was 35,492 million passenger-kilometers in 2007, representing a 13.49% increase compared to the same period in 2006. Compared to the same period in 2006, revenues increased by 14.84% to RMB217.47 million, accounting for 61.84% of the Group’s total passenger revenues in 2007. The increase in revenues from the Group’s principal operations in 2007 was mainly driven by the international passenger transportation business. The Group’s domestic passenger traffic capacity in 2007 increased by 19.12% compared to the same period in 2006.

The passenger traffic volume on the Group’s Hong Kong routes was 3,305 million passenger-kilometers in 2007, a 6.15% decrease compared to the same period in 2006. Revenues from the Group’s Hong Kong routes amounted to RMB2,143 million, representing an decrease of 11.04% over the same period in 2006 which accounted for 6.09% of the Group’s passenger revenues. The passenger traffic capacity on the Group’s Hong Kong routes decreased by 8.63% compared to the same period in 2006. This was mainly due to intensified competition and decreased utilization of transport capacity which led to a decrease in revenue per passenger-kilometer.

The Group’s international passenger traffic volume was 18,386 million passenger-kilometers in 2007, an 18.78% increase compared to the same period in 2006. Revenue was RMB112.75 million, representing an increase of 24.11% over the same period in 2006 which accounted for 32.06% of the Group’s total passenger revenues in 2007. The passenger traffic capacity on international routes increased by 19.12% compared to the same period in 2006. This was mainly due to the Group’s increased traffic capacity, the introduction of new international routes and the increase in market demand as a result of the continued growth of the global economy in 2007.

The Group’s cargo and mail traffic volume was 2,614 million tonne-kilometers in 2007, representing a 6.96% increase compared to the same period in 2006. Compared to the same period in 2006, the cargo and mail traffic revenues decreased by 2.48% to RMB5,486 million in 2007, which accounted for 13.5% of the Group’s total traffic revenues in 2007. The yield for the Group’s cargo and mail traffic declined from RMB2.30 in 2006 to RMB2.13 in 2007 which was mainly attributable to the increased number of competitors and intensified market competition resulting therefrom.

Compared to the same period in 2006, the Group’s total operating expenses increased by 4.96% to RMB43,087 million in 2007.

Expenditure on aviation fuel reached RMB15,117 million, representing a 11.08% increase compared to the same period in 2006. In 2007, the Group consumed a total of 2,550,000 tonnes of aviation fuel, representing an increase of 9.53% compared to the same period in 2006. Consumption of aviation fuel increased as a result of the expansion of the Group’s fleet and the increase in flying hours and mileage, and the average price of aviation fuel increased to RMB5,879 per tonne, representing an increase of 1.71% compared to the same period in 2006. Although the Group imposed aviation fuel surcharges, the surcharge revenue was not sufficient to offset the additional costs incurred as a result of the increase in the aviation fuel price. In 2007, expenditure on aviation fuel accounted for 35.08% of the Group’s total operating costs.

Takeoff and landing charges were RMB5,174 million, representing a 3.71% increase compared to the same period in 2006, mainly attributable to the expansion of the Group’s business and the increased number of flights.

Depreciation and amortization were RMB4,812 million, representing an increase of 4.67% as compared with the same period of 2006, mainly due to the expansion of the scale of the Group’s operation and the introduction of additional aircraft.

Aircraft operating lease expenses were RMB2,851 million, representing a decrease of 3.52% over the same period in 2006. This decrease was mainly due to the expiry of operating leases of certain aircraft in 2007 and appreciation of the Renminbi against the US dollar.

Maintenance costs amounted to RMB2,392 million, representing a decrease of 9.63% over the same period in 2006. This was mainly due to more aircraft and engines under operating leases were sent for overhauls in 2006.

Other operating leases amounted to RMB293 million, representing an increase of 5.83% which was attributable to the increase in the number of leased premises resulting from the addition of overseas offices.

Wages, salaries and benefits expenses amounted to RMB4,327 million, representing an increase of 22.31% compared to the same period in 2006. This was primarily due to the increase in the number of staff as the Company continued to expand, the improvement of basic salaries, and the increase in flying hour payments resulting from the increase in pilots’ flying hours. The total number of staff increased from 38,392 as of 31 December 2006 to 40,477 as of 31 December 2007.

Food and beverage expenses were RMB1,236 million, representing an increase of 4.04% compared to the same period in 2006. The increase was mainly attributable to the increase in passenger traffic volume, which increased from 35,039,700 passengers in 2006 to 39,161,400 passengers in 2007, representing an increase of 11.76%.

Selling and marketing expenses were RMB1,805 million, representing an increase of 4.00% over the same period of 2006. This was due to the increase in agency business handling fees and distribution system service fees as a result of increase in the number of passengers carried as well as an increase in the price of overseas distribution systems.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China amounted to RMB782 million, representing an increase of 12.23% compared to the same period in 2006, which was primarily due to an increase in the number of passengers carried by the Group .

Ground service and other charges were RMB224 million, representing an increase of 38.47% over the same period of 2006. Due to the expansion of the logistics business and the increase in the jet fuel price.

The market price for certain aircraft classified a Non-current assets held for sales have been further decreased during the year and hence impart loss of RMB131 million was recorded for the aircraft.

Office, administration and other operating expenses were RMB3,943 million, representing an increase of 8.9% over the same period in 2006, primarily attributable to the Group’s business expansion, an increase in overseas crew expenses, an increase in settlement fees due to flight delays resulting from the additional number of flights and an increase in relevant expenses due to the increase in the number of retiring staff.

The Group’s other operating income was primarily derived from government subsidies and fair value gains on financial derivatives held by the Group. The net amount of the Group’s other operating income increased from RMB424 million in 2006 to RMB605 million in 2007, primarily due to an increase in government subsidies from RMB462 million in 2006 to RMB488 million in 2007.

The Group’s finance costs increased by 12.06% from RMB1,766 million in 2006 to RMB1,979 million in 2007, primarily due to interest expenses of RMB732 million on finance lease obligations, representing an increase of 23.68% from that in 2006, and the interest expenses of RMB1,629 million on loans from banks and other financial institutions, representing an increase of 3.07% from that of 2006. The interest expense were offset by the recognition of a net exchange gain of RMB2,023 million arising on the retranslation of dollar denominated liabilities.

As a result of the above, the Group’s profit attributable to shareholders for the year ended 31 December 2007 was RMB269 million.

As at 31 December 2007, the Group had a total of 40,477 employees, most of them working in the PRC. The Group’s employee remuneration is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a material loss of employees or encounter any significant difficulties in recruiting new employees.

The Group met its working capital requirement through cash generated from business operations and short-term bank loans. As at 31 December 2006 and 2007, the Group’s cash and cash equivalents amounted to RMB1,987 million and RMB1,655 million respectively. In 2006 and 2007, the net cash generated from the Group’s operating activities amounted to RMB1,339 million and RMB2,695 million respectively, while the net cash used in the Group’s investment activities amounted to RMB1,679 million and RMB1,756 million respectively. During the past two years, the Group’s basic funding requirement was in relation to the purchase and renovation of its aircraft and aviation equipment as well as the repayment of relevant liabilities. In 2007, the net cash used in the Group’s financing activities was RMB28,233 million, mainly for the repayment of long-term loans, finance leases and short-term borrowings. The net cash inflow from the Group’s financing activities was RMB26,979 million, mainly from bank loans.

The Group generally operates with net current liabilities. As at 31 December 2007, the Group’s current liabilities exceeded the Group’s current assets by RMB26,074 million. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements. As at 31 December 2006 and 2007, the total amounts of the Group’s short-term loans were RMB13.176 billion and RMB15.189 billion, respectively, and the Group’s long-term loans were RMB14.932 billion and RMB14.675 billion, respectively. As at 31 December 2007, the Group’s long-term loans payable within two years, from three to five years and beyond five years were RMB9.232 billion, RMB4.217 billion and RMB1.226 billion, respectively, compared to RMB5.894 billion, RMB7.560 billion and RMB1.478 billion, respectively, as of 31 December 2006. The Group’s lease obligations as of 31 December 2006 and 2007 were RMB11.949 billion and RMB16.452 billion, respectively. As at 31 December 2007, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4.112 billion, RMB4.205 billion and RMB8.134 billion, respectively, compared to RMB4.842 billion, RMB2.602 billion and RMB4.506 billion, respectively, as of 31 December 2006.

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2007, the total value of the Group’s mortgaged assets amounted to RMB9,714 million, an increase of 7.41% from RMB9.044 billion as at the end of 2006.

Outlook for 2008

The Group would like to caution readers of this announcement that the operations of the Group as an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreak of unexpected events. The 2007 annual results announcement of the Group contains certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group envisages that the global economy will face considerable uncertainties in 2008 due to turbulence in financial markets. But the rapid economic growth in the PRC continues, and at the same time, given continuing efforts to build Shanghai as an aviation hub and the opening of 2008 Beijing Olympic Games, demand in the domestic air transportation market is expected to maintain a steady growth. The Group will seize the opportunity and make timely adjustments to its capacity, thereby increasing both its air transport volumes and revenues. The Group plans to continue to expand its scale in 2008 and to adjust and optimize its route network, thereby increasing its competitiveness and its ability to create more attractive products and services to meet the needs of the market. The Group will -introduce eight A320 aircraft, five A321 aircraft, one A330-200 aircraft, three A330-300 aircraft, one B737-700 aircraft, one B737-800 aircraft, which will be delivered to the Group and commissioned into service this year. However, the planned delivery schedule for two B787 aircraft has been deferred due to delays imposed by the manufacturer and new delivery date has not yet been determined. It is believed that the Group will benefit from increasing demand for air transport in the region.

In view of the operating environment and the Group’s actual position, the Group will focus on the following aspects in 2008:

1.	The Group will strengthen safety supervision and build up a system of safety management, so as to ensure safety production to progress in a steady and orderly way.

2.	The Group will innovate servicing ideas, improve the service-providing system, extend “Experience the Air Culture of China Eastern Airlines” and enhance the brand image of the Company. The Group will continue to keep its flights on-time. While striving for a higher on-time rate, the Group will also strengthen and improve irregular flight service genuinely. The Group will enhance the standard of its service in upper class cabins and focus on providing personalized services. The Group will do its utmost to guarantee transportation for the Beijing Olympic Games.

3.	In terms of marketing, the Group will develop long-term plan for its route network, further optimize the structure of the route network, and arrange flights in a scientific and reasonable way, put more effort into developing the transit business, coordinate with the construction of the Shanghai aviation hub, increase the earnings level through the network and improve the operating conditions of international flights, accelerate electronic business to extend the function of selling electronic tickets on the website and promote self-service check-in on the internet. The Company will actively promote the “95808” customer service hotline in serving destinations and further improve its sale and service function, deepen the operation of one-stop freight transport, comprehensively promote the system of freight information, strengthen its combined transport and trans-shipment to increase revenues.

4.	The Group will continue to strictly manage the overall budget, strengthen cost control, increase cash flow efficiency, actively extend financing channels, strengthen corporate risk management, control financial risks and reduce operation risks.

5.	The Group will implement standardized management, develop scientifically, inject more capital into training, accelerate the cultivation of talent, continue to promote IT development and promote energy-saving and emission-reducing strategies.

SHARE CAPITAL

1. Share capital structure

		Approximate
	Total number	percentage in
	of Shares	shareholding
		(%)

1. A shares
(a) Listed shares with trading moratorium	2,904,000,000	59.67
(b) Listed shares without trading moratorium	396,000,000	8.13
2. H shares	1,566,950,000	32.20
3. Total number of shares	4,866,950,000	100.00

2. Substantial shareholders

The shareholders interested in 10% or more of any class of the issued shares in the Group as at 31 December 2007 are as follows:

		Approximate
	Total number	percentage in
Name	of Shares	shareholding
		(%)

China Eastern Air Holding Company	2,904,000,000	59.67
HKSCC Nominees Limited	1,544,484,799	31.73

Details relating to interests, as at 31 December 2007, of the Company’s Directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company’s 2007 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (“Listing Rules”).

MATERIAL MATTERS

1. Dividends

As at 31 December 2007, according to the financial statements prepared in accordance with PRC Accounting Regulations, and having considered the cash flow position in 2008, the Board does not recommend payment of any dividend for the year of 2007. The profit appropriation plan of 2007 will be proposed to the 2007 annual general meeting for consideration.

2. Purchase, Sale or Redemption of Securities

During the financial year of 2007, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities (“securities” having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3. Material litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation. As of 31 December 2007, the Company was not involved in any other litigation, arbitration or claim of material importance.

4. Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2007 met the requirements under the provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5. Audit Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board regarding internal controls and financial reporting issues, including a review of the consolidated financial results prepared under IFRS for the year ended 31 December 2007.

The Audit Committee has no disagreement regarding the accounting principles and methods adopted by the Group.

6. Changes in personnel

(a)	At the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the Board, and approved the appointment of Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Cao Jianxiong, Mr. Luo Zhuping, Mr. Hu Honggao, Mr. Peter Lok, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong as directors to the fifth session of the Board.

(b)	At the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved the termination of office as a whole for the fourth session of the supervisory committee, and approved the appointment of Mr. Liu Jiashun, Ms. Liu Jiangbo and Mr. Xu Zhao as supervisors nominated by shareholders to the fifth session of the supervisory committee. Pursuant to an employees’ representatives meeting of the Company, Ms. Wang Taoying and Ms. Yang Jie were nominated as supervisors by the employees of the Company with effect from 29 June 2007.

(c)	On 29 June 2007, the fifth session of the Board held the first meeting for 2007 and elected Mr. Li Fenghua as the Chairman of the Board and Mr. Li Jun as the Vice Chairman of the Board, and that Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Ruijin were appointed as the members of the Audit Committee and Mr. Xie Rong as the Chairman of the Audit Committee, and that Mr. Wu Baiwang, Mr. Luo Chaogeng and Mr. Luo Zhuping were appointed as the members of the planning and development committee of the Company (the “Planning and Development Committee”) and Mr. Wu Baiwang as the Chairman of the Planning and Development Committee, and that Mr. Zhou Ruijin, Mr. Luo Chaogeng and Mr. Wu Baiwang were appointed as the remuneration and assessment committee of the Company (the “Remuneration and Assessment Committee”), and Mr. Zhou Ruijin as the Chairman of the Remuneration and Assessment Committee, and that based on the nomination by the Chairman of the Board, Mr. Cao Jianxiong was appointed as the President of the Company, and that based on the nomination by the President of the Company, Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru were appointed as the Vice Presidents of the Company and Mr. Luo Weide as the Chief Financial Officer of the Company, and that based on the nomination by the Chairman of the Board, Mr. Luo Zhuping was appointed as the secretary to the Board.

(d)	On 29 June 2007, the fifth session of the supervisory committee of the Company held the first meeting for 2007 and elected Ms. Liu Jiangbo as the Chairman of the supervisory committee of the Company.

7. Material Contracts

On 17 July 2007, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase ten Airbus A320 series aircraft (with engines). Details are set out in the Company’s announcements dated 20 July 2007, and the circular dated 9 August 2007.

8. Miscellaneous

(a)	On the 2006 annual general meeting held on 29 June 2007, the shareholders of the Company approved amendments to the articles of association of the Company by adding the following new paragraph after the first paragraph of Article 21:

“On 18th December, 2006, the share reform plan of the Company was approved in the relevant shareholders’ meeting of A share market. Upon the implementation of the share reform, the total share capital of the Company remained unchanged and still comprised 4,866,950,000 shares, of which 2,904,000,000 A shares, representing 59.67% of the total share capital of the Company, were held by China Eastern Air Holding Company. The 1,566,950,000 shares, representing 32.20% of the total share capital of the Company, were overseas listed H shares, and the 396,000,000 shares, representing 8.13% of the total share capital of the Company, were domestic listed A shares.”

(b)	On 9 November 2007, Singapore Airlines Limited and Lentor Investments Ptd. Ltd (an indirectly wholly-owned subsidiary of Temasek Holdings (Private) Limited) entered into an investor subscription agreement with the Company, to subscribe for new H shares to be issued by the Company. Simultaneously with the entering into of the investor subscription agreement, China Eastern Air Holding Company (“CEA Holding”) entered into a CEA Holding subscription agreement with the Company to subscribe for new H shares to be issued by the Company. For information about this project, please refer to the announcements dated 2 September 2007, 9 November 2007, 8 January 2008, 21 January 2008 and 26 February 2008 and published by the Company in Hong Kong.

By order of the Board
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman

Shanghai, the PRC, 14 April 2008

As at the date of this announcement, the directors of the Company are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)